Frontier Fund Management LLC

March 19, 2018

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert F. Telewicz Jr.

Re:

Frontier Funds

Frontier Balanced Fund

Frontier Diversified Fund

Frontier Heritage Funds

Frontier Long/Short Commodity Fund

Frontier Masters Fund

Frontier Select Fund

Frontier Winton Fund

Form 10-K

Filed March 31, 2017

File No. 000-51274

Dear Mr. Telewicz:

Frontier Fund Management LLC, the managing owner (the “Managing Owner”) of Frontier Funds (formerly, Equinox Frontier Funds), a Delaware statutory trust (the “Trust”), organized in series (each of the above-referenced series of the Trust, a “Series” and collectively, the “Series”), hereby files, via EDGAR, its response to the comment letter of the Securities and Exchange Commission (the “Commission”), dated March 14, 2018, relating to the Trust’s and each Series’ Form 10-K filed on March 31, 2017 (File No. 000-51274). We have prepared our response with the assistance of our outside legal counsel. A copy of this letter has been sent to the Commission via electronic mail.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Twelve Months Ended December 31, 2016

Comment #1

We have considered your response to our prior comment. In the interests of transparency, we continue to believe your MD&A should include a summary and discussion of all direct and embedded fees, including but not limited to fees embedded in gains (losses) from trading companies and fees embedded in gains (losses) from swaps and other derivatives. Please revise your disclosure in future filings accordingly.

Securities and Exchange Commission

March 19, 2018

Response #1

In future public filings of information required by Item 303 of Regulation S-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations), the Trust and each Series will include a summary and discussion of direct and embedded fees, including, but not limited to, fees embedded in gains (losses) from trading companies and fees embedded in gains (losses) from swaps and other derivatives.

Securities and Exchange Commission

March 19, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 454-5501, or our outside counsel, Timothy Selby of Alston & Bird LLP, at (212) 210-9494.

Sincerely,

/s/ Patrick F. Hart

Patrick F. Hart

Member of the Executive Committee

Cc:       Timothy P. Selby, Alston & Bird LLP

Allison A. Muth, Alston & Bird LLP